February 28, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Kyle Wiley

Re:	HP Inc. Request for Withdrawal Registration Statement on Form S-3 (File No. 333-268692)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), HP Inc. (the “Registrant”) hereby respectfully requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form S-3 (File No. 333-268692) (the “Registration Statement”), as initially filed with the Commission on December 6, 2022 and declared effective on March 1, 2023, together with all exhibits thereto, with such request to be approved effective as of the date hereof or at the earliest date hereafter.

The Registrant has determined that it has obtained a well-known seasoned issuer status subsequent to filing the Registration Statement and is now eligible to register its securities under a new registration statement on Form S-3ASR (the “New Registration Statement”).

No securities were sold in connection with or pursuant to the Registration Statement.  We understand that the fee paid in connection with the Registration Statement will not be refunded, but request that, in accordance with Rule 457(p) under the Securities Act, such fees be credited toward the New Registration Statement on Form S-3ASR that the Registrant intends to file with the Commission.

If you have any questions with respect to this matter, please contact Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034. Thank you for your assistance in this matter.

Sincerely,

HP INC.

By:	/s/ Rick Hansen
Rick Hansen
SVP, Deputy General Counsel – Corporate, and Corporate Secretary

cc:          Andrew L. Fabens, Gibson, Dunn & Crutcher LLP